UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024 (Report No. 2)

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

CONTENTS

On January 11, 2024, REE Automotive Ltd. (“REE” or the “Company”) issued a press release (the “Press Release”) titled “REE Completes U.S. Certification of Full-by-wire Vehicles and Begins Customer Deliveries of its P7-C Electric Truck.” A copy of such press release is furnished as Exhibit 99.1 hereto.

In the Press Release, the Company announced, among other things, that (i) its P7-C is the first fully by-wire truck to achieve U.S. FMVSS and EPA certifications, (ii) the Company began customer deliveries of demonstration trucks, and (iii) its P7-C vehicles are eligible for U.S. federal tax credit of up to $40,000 per vehicle and are expected to be eligible for over $100,000 of incentives per vehicle with additional state credits.

The first three paragraphs of the Press Release are incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130 and File No. 333-272145) and registration statements on Form F-3 (File Nos. 333-266902 and 333-258963), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This information includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. REE’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside REE’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: authorized dealer and leading fleet’s expectations to receive additional P7-C demonstration units in the coming weeks, the potential tax credits and incentives available for the P7-C, the potential benefits of its proprietary REEcorner™ and x-by-wire technology and that the federal and state incentives that the P7-C will be eligible for will help accelerate fleet electrification in the U.S., helping to improve public health and meet ambitious climate goals, and other risks and uncertainties indicated from time to time in REE’s filings with the SEC, including those under “Risk Factors” therein. REE cautions that the foregoing list of factors is not exclusive and readers should not place undue reliance upon any forward-looking statements, which speak only as of the date made. REE does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Description
99.1	Press release of REE Automotive Ltd., dated January 11, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: January 11, 2024

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